LEX MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

(WITH REPORT OF INDEPENDENT REIGSTERED PUBLIC ACCOUNTING FIRM THEREON)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70411

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 09/11/2020 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: LEX Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WEST 39TH ST, 8TH FLOOR
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michael Friedman	212-870-8708	Michael@LEX-Markets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Citrin Cooperman & Company, LLP
(Name – if individual, state last, first, middle name)

50 Rockefeller Plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Friedman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lex Markets LLC_____, as of December 31_____, 2 021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. Except as follows: Jesse Daughtery

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 20_25_

Signature: _____

Title:
CEO_____

Lori Alessi 2-15-22
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

LEX MARKETS LLC

CONTENTS



Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Managers
LEX Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of LEX Markets LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of LEX Markets LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of LEX Markets LLC's management. Our responsibility is to express an opinion on LEX Markets LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to LEX Markets LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter - Liquidity

As discussed in Note 6 to the financial statements, LEX Markets LLC has funded operations with equity contributions from LEX Markets Corp, its Parent. LEX Markets Corp has agreed to continue funding LEX Markets LLC through April 15, 2023 from currently available resources and from additional capital LEX Markets Corp may raise. Our opinion is not modified with respect to this matter.

Citrin Cooperman & Company, LLP

We have served as LEX Markets LLC's auditor since 2021.
New York, New York
April 1, 2022

LEX MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

Assets

Cash	$	495,564
Accounts receivable		8,302
Deposit at clearing broker		200,000
Other assets		302,849
Total assets	$	1,006,715

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	144,555
Due to clearing broker		87,138
Deferred revenue		36,000
Due to affiliates		213,341
Total liabilities		481,034
Member's equity		525,681
Total liabilities and member's equity	$	1,006,715

LEX MARKETS LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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1. Nature of business

LEX Markets LLC (the "Company") is an entity organized under the laws of the state of Delaware on June 12, 2019. On September 11, 2020 the Company was granted membership by the Financial Industry Regulatory Authority ("FINRA"). On September 11, 2020, the Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and currently operates exclusively in the United States. The Company is a wholly owned subsidiary of LEX Markets Corp. ("Parent"). The Company will engage in best efforts primary issuances of registered securities and securities issued under Regulation A of the SEC; and operation of alternative trading system ("ATS") to facilitate secondary transactions on an agency basis of registered securities and securities issued under Regulation A. The Company clears its activity through an unaffiliated clearing firm, Apex Clearing Corporation ("Clearing Broker") on a fully disclosed basis.

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statement is presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Cash

Cash consists of cash in banks, primarily held at one financial institution. The Company at times maintains cash in deposit accounts in excess of Federal Deposit Insurance Corporation limits. The Company has not experienced any losses on such accounts.

Accounts Receivable

Accounts receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for Credit Losses

In September 2020, the Company adopted ASC Topic 326, Financial Instruments - Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss (CECL) methodology to estimate expected credit losses over the entire life of the financial assets as of the reporting date. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including accounts receivable utilizing the CECL framework. The adoption of ASC 326 had no impact on the Company's opening member's equity. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses.

The Company determined that its cash, deposit at clearing broker, and accounts receivable were the only items in scope of the new guidance. In consideration of the historical loss-rate of zero since inception for these asset classes, while considering other current and future economic conditions, the Company assessed the risk of default from these counter parties to be virtually non-existent and considers any resultant allowance to be not material to the users of this financial statement. The Company will continue to evaluate the appropriateness of a credit loss allowance on these financial assets as facts and circumstances evolve.

LEX MARKETS LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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2. Summary of significant accounting policies (continued)

Other Assets

The Company from time to time makes payments in advance to third parties for insurance, regulatory fees or other items. The Company also classifies property related expenses on deals they have not yet closed as other asset in this category. As of December 31, 2021, the Company had $328,576 of other assets included on its statement of financial condition.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and is not subject to taxes on its income. All tax effects of the Company's income or loss are passed through to the Parent. Therefore, no provision or liability for federal and state income taxes is included in this financial statement. At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Due to Clearing Broker

Net amounts owed to the Clearing Broker consist of amounts due from and payable to the Clearing Broker for fees. This balance is net of revenue and fees.

Deposit at Clearing Broker

The Company is required to maintain a certain amount of cash on deposit with the Clearing Broker to cover any obligations that may arise from the Company. This deposit at broker is in the amount of $200,000.

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Management believes that the estimates utilized in preparing the financial statement are reasonable. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates.

Fair Value of Financial Instruments

At December 31, 2021, the carrying value of the Company's financial instruments, such as accounts receivable, approximate their fair values due to the nature of their short term maturities and are categorized as Level 2 investments.

LEX MARKETS LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2021

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3. Related-party transactions

The Company's balance due to the Parent under the administrative services agreement was $195,613 and is included in Due to affiliates on the Statement of Financial Condition at December 31, 2021.

The Company's balance due to the Parent under the Intercompany Intellectual Property License Agreement was $17,728 and is included in Due to affiliates on the Statement of Financial Condition at December 31, 2021.

4. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness as defined to net capital, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was $214,530 which was $184,861 in excess of its computed minimum net capital requirement of $29,669.

5. Concentration of credit risk

The Company maintains its cash balances in a bank account at a financial institution, and at times the balance may exceed the federally insured limit. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

6. Liquidity

The Company, like most venture backed fintech startups, has funded operations with equity contributions from its Parent based on the potential value of long term goals of the Company and its Parent (together the "Companies") and their ability to attract venture capital investors as they make progress toward their long term goals. The Parent has agreed to continue funding the Company through April 15, 2023 from currently available resources and from additional capital the Parent may raise.

With the successful transaction of one property on the platform in 2021 and the recent IPO in early 2022 of a second, the Companies' plan for the remainder of 2022 is to accelerate the rate of on-boarding properties to the platform and increase the dollar value of these transactions. There are currently two properties listed on the platform, and two others with signed engagement letters working towards being listed.

Since 2019, the Parent has raised investor capital of approximately $2.8 million in 2019, $6.4 million in 2020, $12.6 million in 2021, and through March 31, 2022 an additional $4.4 million. The Parent is planning to raise additional capital through the remainder of 2022 as the Companies achieve critical milestones which are anticipated to raise investor interest. Increasing revenues from additional properties on the platform, coupled with continued capital contributions from the Parent to the Company from funds raised from new and existing investors, are the primary drivers for the next year of operations. If funding were to be delayed or not available, the Companies may delay certain expenditures or delay the hiring of additional staff.

7. Subsequent event

Management has evaluated subsequent events for potential recognition and/or disclosure through date of the audit report, which is the date the financial statement was available to be issued.